CONFIDENTIAL & PROPRIETARY

Facsimile

To:	Michael Henderson, Staff Accountant

cc:	Larry Spirgel, Assistant Director
Sharon Virga, Senior Staff Accountant

Fax:	1-202-772-9205

From:	Kevin Kuznicki
Associate General Counsel

Date:	February 21, 2006

Re:	Extension of Time
SEC File No. 000-24597
Carrier Access Corporation
Form 10-K for fiscal year ended December 31, 2004
Supplemental Request Comment

Pages:	1 (incl. cover)

Per my phone conversation with Mr. Henderson, this fax confirms the granting of additional time to respond to your letter received 2/15/06 for additional information related to the filing of Form 10-K for fiscal year ended December 31, 2004 by Carrier Access Corporation. Our response will be provided on or before March 3, 2006.

Please don’t hesitate to contact me with any questions at 303-218-5480.

Thank you very much.

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Carrier Access Corporation Confidential & Restricted

5395 Pearl Parkway, Boulder, CO 80301

Phone: 800.365.2593

Fax:     303.218.5567